Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.drinkerbiddle.com

May 1, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Vincent Distefano and Ken Ellington

Re:                     FlowStone Opportunity Fund (333-225212; 811-23352)

Response to Examiner Comments on N-2/A

Dear Messrs. Distefano and Ellington:

This letter responds to the staff’s legal comment provided via telephone on April 25, 2019 (“Legal Comment”) and the staff’s accounting comments provided via telephone on April 26, 2019 (“Accounting Comments”) in connection with your review of the registration statement (“Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), to register the FlowStone Opportunity Fund (formerly, Cresset Private Markets Opportunity Fund) (the “Fund” or the “Registrant”). The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement.

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

Legal Comment

1.              In footnote 6 to the fee table, the language regarding recoupment of expenses previously waived by the Adviser is unclear. Please clarify that such recoupment may be made only if the repayment by the Fund does not cause the Fund’s expense ratio, after giving effect to the repayment, to exceed both the expense limitation in effect at the time the expenses were waived and the expense limitation in effect at the time of the recoupment.

The Registrant has amended the language in footnote 6 to the fee table relating to recoupment of expenses previously waived by the Adviser as follows:

The Adviser has entered into an expense limitation agreement (the “Expense Limitation Agreement”) with the Fund, whereby the Adviser has agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding taxes, interest, brokerage commissions, certain transaction-related expenses, extraordinary expenses, acquired fund fees and expenses and the Incentive Fee) do not exceed 1.95% on an annualized basis (the “Expense Limit”). For a period not to exceed three years from the date on which a Waiver is made, the Adviser may recoup amounts waived or assumed, provided ~~it is able to effect such recoupment and remain in compliance with the Expense Limit~~ it is able to effect such recoupment without causing the Fund’s expense ratio (after recoupment) to exceed the lesser of (a) the expense limit in effect at the time of the waiver, and (b) the expense limit in effect at the time of the recoupment.

Accounting Comments

2.              Please include in the registration statement unaudited financial statements as of a date within 90 days prior to the date of the filing. See Form N-2, Item 24 instruction 3.

The Registrant has included unaudited financial statements as of a date within 90 days prior to the date of filing.

3.              Please include an incentive fee line item in the fee table. The staff understands that the incentive fee will be zero since the Fund does not have investment results, but we see it as necessary to alert the investor that this fee may be assessed in the future.

The Registrant has included an incentive fee line item in the fee table.

4.              Disclosure in the expense limitation and reimbursement agreement states that the agreement will have a term ending one year from the date that the fund commences operations. Please include this disclosure in the fee table, prospectus, and notes to the seed financial statements.

The Registrant has updated the disclosure as requested in the fee table and in the prospectus, and will do so in future notes to the financial statements.

5.              Disclosure in the prospectus states “the Adviser may recoup amounts waived or assumed, provided it is able to effect such recoupment without causing the Fund’s expense ratio (after recoupment) to exceed the lesser of (a) the expense limit in effect at the time of the waiver, and (b) the expense limit in effect at the time of the recoupment.” Please update footnote 6 to the fee table and 3 to financial statements to reflect that language.

The Registrant has updated footnote 6 to the fee table as requested and will update footnote 3 to the financial statements in the future.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107 or, in my absence, to Joshua Lindauer at (215) 988-2738.

Sincerely,

/s/ David Williams
David Williams